REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, and describes the matters voted upon at the annual general meeting of the shareholders of EMX Royalty Corporation (the “Company”) held on May 31st, 2018 in Vancouver, British Columbia.

Total Shares represented at the meeting:	56,071,587 (70.31%)
Total Issued and Outstanding Shares as at Record Date:	79,751,271

MATTERS VOTED UPON		VOTING RESULTS
1.	Number of Directors	Outcome	For	Against
	Setting the number of directors at five (5).	Carried	38,493,271 (99.53%)	178,405 (0.47%)
2.	Election of Directors	Outcome	For	Withheld
The election of the following nominees as directors of the Company for the ensuing year:
	Brian E. Bayley	Carried	38,462,962 (99.45%)	208,714 (0.55%)
	David M. Cole	Carried	38,416,012 (99.32%)	255,664 (0.68%)
	Brian K. Levet	Carried	38,427,162 (99.35%)	244,514 (0.65%)
	Larry M. Okada	Carried	38,464,462 (99.45%)	207,214 (0.55%)
	Michael D. Winn	Carried	38,465,611 (99.46%)	206,065 (0.54%)
3.	Appointment of Auditors	Outcome	For	Withheld
	The appointment of Davidson & Company LLP, Chartered Accountants, as Auditors of the Company and authorizing the directors to fix their remuneration.	Carried	55,968,930 (99.81%)	102,657 (0.19%)
4.	Approval of Stock Option Plan	Outcome	For	Against
	To approve the continuation of the Company’s Stock Option Plan.	Carried	38,260,672 (98.91%)	411,004 (1.09%)

DATED this 31st day of May, 2018.